EXHIBIT 12.1

INTERNATIONAL LEASE FINANCE CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK
DIVIDENDS FOR THE SIX MONTHS ENDED June 30, 2001 AND 2000
(Dollars in thousands)

	2001	2000

	(Unaudited)
Earnings:

Net Income	$240,659	$206,022

Add:

Provision for income taxes	132,520	112,256

Fixed charges	468,252	425,268

Less:

Capitalized interest	28,373	22,976

Earnings as adjusted (A)	$813,058	$720,570

Preferred dividend requirements	$8,482	$8,523

Ratio of income before provision for income taxes to net income	155%	154%

Preferred dividend factor on pretax basis	$12,893	$13,125

Fixed Charges:

Interest expense	405,638	359,323

Capitalized interest	28,373	22,976

Interest factor of rents	34,241	42,969

Fixed charges as adjusted (B)	468,252	425,268

Fixed charges and preferred stock dividends (C)	$481,145	$438,393

Ratio of earnings to fixed charges (A) divided by (B)	1.74x	1.69x

Ratio of earnings to fixed charges and preferred stock dividends (A) divided by (C)	1.69x	1.64x